UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 17 through August 21, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•              KPN improves terms of EUR 1.5 billion credit facility, dated 17 August 2006;

•              Progress on share repurchase programme KPN, dated 21 August 2006;

•              New head of IR at KPN, dated 21 August 2006;

•              E-Plus announces management changes, dated 21 August 2006.

Press release

KPN improves terms of EUR 1.5 billion credit facility	Date
17 August 2006

Number
061pe

KPN has signed a new and improved EUR 1.5 billion credit facility, maturing in August 2013, which replaces the existing facility (maturing in August 2009).

CFO Marcel Smits said: “We are pleased that we have been able to renegotiate the existing facility with our core relationship banks and that we now have a 7 years credit facility in place with favourable commercial terms, credit to our solid financial position.”

The most notable improvements are:

•                  Extension of the maturity date from August 2009 to August 2013

•                  Lower interest rate margin (from currently 0.325% to 0.175%) over Euribor and lower commitment fee

•                  Interest rate margin no longer linked to KPN credit rating

This facility replaces the existing EUR 1.5 billion credit facility, which was signed in August 2004. The credit facility can be used for general corporate purposes, working capital or refinancing of indebtedness of KPN and/or subsidiaries.

The Mandated Lead Arrangers on the transaction are ABN AMRO (Bookrunner), Bank of America, BNP Paribas, Citigroup, Credit Suisse, Deutsche Bank, Fortis, HVB (member of the Unicredit Group), ING Bank N.V. (Bookrunner), J.P. Morgan plc (Bookrunner), Rabobank and The Royal Bank of Scotland plc.

Press release

Progress on share repurchase programme KPN	Date
21 August 2006

Number
062pe

In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of August 14 through August 18, 2006 2,735,000 of KPN shares were repurchased at an average price of EUR 9.48. Therewith approximately 65.64% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

Press release

New Head of IR at KPN	Date
21 August 2006

Number
063pe

Jantiene Klein Roseboom, Head of Investor Relations at KPN, has decided to leave the company after nearly three years. She will be succeeded from September 15, 2006 by Eric Hageman (36) currently Deputy Head of the IR team.

Prior to joining KPN in June 2005, Mr Hageman worked as a corporate financier in London at Deutsche Bank en ABN Amro and advised companies in the Telecoms, Media and Technology sectors. Mr Hageman is a Dutch national and holds an MBA form London Business School and a Masters degree in Economics from Maastricht University.

Press release

E-Plus announces management changes	Date
21 August 2006

Number
064pe

Kees Kerremans (44) is leaving the post of Chief Financial Officer of E-Plus Mobilfunk GmbH & Co KG after four years to join KPN’s international mobile management team under CEO Stan Miller. His successor is Christian Fuchs (42), who as of today has joined the E-Plus management board as its new CFO.

Christian Fuchs moves to E-Plus from the Austrian mobile network operator tele.ring where he held the position of CFO since July 2004, having previously been responsible for Control since joining the company in 2000. A qualified business administrator, he has extensive experience of both the retail and mobile telecommunications sectors.

“I am pleased to welcome Christian Fuchs to E-Plus. His expertise and experience will further strengthen our management team in Germany,” explained Stan Miller, KPN Management Board Member and Chairman of the E-Plus Supervisory Board. “Kees Kerremans will be a further asset to us in the ongoing development of our mobile businesses across our territories.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: August 21, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel